UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            _______________________

                      HARBORSIDE HEALTHCARE CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  411614-10 0
                                (CUSIP Number)
                            _______________________

                               SCOTT D. SPELFOGEL
                              470 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210
                           TEL. NO.: (617) 423-2233
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 JUNE 14, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check   the   following  box  if  a  fee  is  being  paid  with  the  statement
[X].

                                  Page 1 of 19  Pages


                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 2 of 19 Pages
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   The Berkshire Companies, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                       (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  2,696,903
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER


                                        --
             9                   SOLE DISPOSITIVE  POWER

                                        2,696,903

             10                  SHARED DISPOSITIVE POWER


                                        --
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,696,903
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%
14           TYPE OF REPORTING PERSON

                  PN

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 3 of 19 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KGP- 1,Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) [ ]
                                                                      (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                      --
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        2,760,263

             9                   SOLE DISPOSITIVE POWER


                                           --
             10                  SHARED DISPOSITIVE POWER

                                        2,760,263
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,760,263
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.5%
14           TYPE OF REPORTING PERSON

                  CO

                                 SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 4 of 19 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                KGP-2,Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  --
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        2,696,903

             9                   SOLE DISPOSITIVE POWER

                                        --
             10                  SHARED DISPOSITIVE POWER

                                        2,696,903

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,696,903
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%
14           TYPE OF REPORTING PERSON

                  CO

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 5 of 19 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Douglas Krupp

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[  ]
                                                                       (B)[  ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  --
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        3,382,305

             9                   SOLE DISPOSITIVE POWER

                                        --
             10                  SHARED DISPOSITIVE POWER

                                        3,382,305

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,760,263
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.5%
14           TYPE OF REPORTING PERSON

                  IN

                                 SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 6 of 19 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   George Krupp
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [  ]
                                                                       (B) [x ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  --
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        3,382,305

             9                   SOLE DISPOSITIVE POWER

                                        --
             10                  SHARED DISPOSITIVE POWER

                                        3,382,305

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,760,263
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.5%
14           TYPE OF REPORTING PERSON

                  IN

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 7 of 19 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Laurence Gerber

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                       (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Unites States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  69,892
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        2,760,263

             9                   SOLE DISPOSITIVE POWER

                                        69,892

             10                  SHARED DISPOSITIVE POWER

                                        2,760,263

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     69,892
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .88%
14           TYPE OF REPORTING PERSON

                     IN

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 8 of 19 Pages




ITEM 1.   SECURITY AND ISSUER.

          This Schedule relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Harborside Healthcare Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 470 Atlantic Avenue, Boston, Massachusetts 02210.



ITEM 2.   IDENTITY AND BACKGROUND.

          The names and addresses of the persons filing this Schedule are as follows:

1. The Berkshire Companies, L.P. ("BCLP"), a Massachusetts limited partnership, whose principal business and office address is 470 Atlantic Avenue, Boston, Massachusetts 02210;

2. KGP-1, Inc. ("KGP-1"), a Delaware corporation, whose principal business and office address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is a general partner of BCLP. Douglas Krupp and George Krupp are the sole directors of KGP-1. Laurence Gerber is the President and Frank Apeseche is the Executive Vice President of KGP-1. Douglas Krupp and George Krupp each own 50% of the common stock of KGP-1 and are each ultimately in control of this corporation; and

3. KGP-2, Inc. ("KGP-2"), a Delaware corporation, whose principal business and office address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is a general partner of BCLP. Douglas Krupp and George Krupp are the sole directors of KGP-2. Laurence Gerber is the President and Frank Apeseche is the Executive Vice President of KGP-2. Douglas Krupp and George Krupp each own 50% of the common stock of KGP-2 and are each ultimately in control of this corporation; and

4. Douglas Krupp, a United States citizen, whose business address is c/o The Berkshire Group, 470 Atlantic Avenue, Boston, Massachusetts 02210. Douglas Krupp is Chairman of BCLP, a holding company whose address is 470 Atlantic Avenue, Boston, Massachusetts 02210 and owns 50% of the common stock of each of KGP-1 and KGP-2. In addition, Douglas Krupp serves as a Director of the Company.

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 9 of 19 Pages

5. George Krupp, a United States citizen, is retired from employment. His address is 470 Atlantic Avenue, Boston, Massachusetts 02210.

6. Laurence Gerber, a United States citizen, whose business address is c/o The Berkshire Group, 470 Atlantic Avenue, Boston, Massachusetts 02210. Laurence Gerber is the President and Chief Executive Officer of BCLP and also serves as a Director of the Company.

          The above named persons are collectively referred to as the "Reporting Parties."

          The following person is not a beneficial owner under this Schedule but is identified as an officer or director of the entities mentioned above:

Frank Apeseche, a United States citizen, whose business address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is Executive Vice President of each of KGP-1 and KGP-2.

          None of the Reporting Parties or the individual mentioned above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Company's operations have historically been conducted by various corporations and limited partnerships controlled by BCLP, certain of its direct and indirect subsidiaries and affiliates, trusts for the benefit of the families of George and Douglas Krupp and certain individuals (collectively, the "Contributors"). On May 15, 1996, the Company entered into a reorganization agreement (the "Reorganization Agreement") with the Contributors (a copy of the Reorganization Agreement is included as an exhibit to the Company's Registration Statement on Form S-1 (no. 333-3096), dated as of June 11, 1996 and filed with the Securities and Exchange Commission (the "Registration Statement"), which is incorporated herein by reference).

          Pursuant to the Reorganization Agreement, the Contributors contributed their equity interests in such entities to the Company in exchange for, or received in

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 10 of 19 Pages

 connection with mergers of such entities
with wholly-owned subsidiaries of the Company, 4,400,000 shares of Common Stock of the Company, par value $0.01 per share, immediately prior to the completion of the Company's initial public offering. The shares of Common Stock of the Company reported on herein were received pursuant to the Reorganization Agreement.



ITEM 4.   PURPOSE OF THE TRANSACTION.

          The purpose of the transaction is to establish the Company as a holding company, whereby it will conduct all of its business through its wholly-owned subsidiary corporations and limited partnerships.

          The Reporting Parties have no intention, plan or proposal with respect to:


1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

2.   An  extraordinary   corporate   transaction,   such   as  a  merger,
     reorganization or liquidation, involving the issuer or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board.

5. Any material change in the present capitalization or dividend policy of the issuer;

6. Any other material change in the issuer's business or corporate structure;

7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 11 of 19 Pages

9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

10.  Any action similar to any of those enumerated     above.

          Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          To the best of the Reporting Parties' knowledge based on the information contained in the Company's Registration Statement, the aggregate number of shares of Common Stock of the Company outstanding as of June 14, 1996 is 8,000,000 shares.

          As of the close of business on June 14, 1996:


NAME OF REPORTING PARTY:

     BCLP

     (a)  Aggregate Number of Securities Owned     2,696,903

          Percentage                                   33.7%

     (b)  1.   Sole power to vote or to direct
               the vote                            2,696,903

          2.   Shared power to vote or to direct
               the vote                                 --

          3.   Sole power to dispose or to direct
               the disposition                     2,696,903

          4.   Shared power to dispose of or to
               direct the disposition                  --

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 12 of 19 Pages

     KGP-1

     (a)  Aggregate Number of Securities Owned     2,760,263

          Percentage                                   34.5%

     (b)  1.   Sole power to vote or to direct
               the vote                                 --

          2.   Shared power to vote or to direct
               the vote                            2,760,263

          3.   Sole power to dispose or to direct
               the disposition                          --

          4.   Shared power to dispose of or to
               direct the disposition              2,760,263


     KGP-2

     (a)  Aggregate Number of Securities Owned     2,696,903

          Percentage                                   33.7%

     (b)  1.   Sole power to vote or to direct
               the vote                                 --

          2.   Shared power to vote or to direct
               the vote                            2,696,903

          3.   Sole power to dispose or to direct
               the disposition                          --

          4.   Shared power to dispose of or to
               direct the disposition              2,696,903


     GEORGE KRUPP

     (a)  Aggregate Number of Securities Owned     2,760,263

          Percentage                                   34.5%

     (b)  1.   Sole power to vote or to direct
               the vote                                 --

          2.   Shared power to vote or to direct
               the vote                            3,382,305

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 13 of 19 Pages


          3.   Sole power to dispose or to
               direct the disposition                    --

          4.   Shared power to dispose of or to
               direct the disposition              3,382,305

                                     SCHEDULE 13D

CUSIP NO. 411614-10 0                                        Page 14 of 19 Pages



     DOUGLAS KRUPP

     (a)  Aggregate Number of Securities Owned     2,760,263

          Percentage                                   34.5%

     (b)  1.   Sole power to vote or to direct
               the vote                                 --

          2.   Shared power to vote or to direct
               the vote                            3,382,305

          3.   Sole power to dispose or to
               direct the disposition                   --

          4.   Shared power to dispose of or to
               direct the disposition              3,382,305



     LAURENCE GERBER

     (a)  Aggregate Number of Securities Owned        69,892

          Percentage                                    .88%


     (b)  1.   Sole power to vote or to direct
               the vote                               69,892

          2.   Shared power to vote or to direct
               the vote                            2,760,263

          3.   Sole power to dispose or to direct
               the disposition                        69,892

          4.   Shared power to dispose of or to
               direct the disposition              2,760,263

          Pursuant to the Reorganization Agreement, BCLP received 2,696,903 shares of Common Stock of the Company and Krupp Enterprises, L.P. ("Enterprises") received 63,360 shares of Common Stock of the Company. KGP-1 and KGP-2 are the general partners of BCLP and KGP-1 is the general partner of Enterprises. By virtue of their interests in the general partner of Enterprises and the general partners of BCLP, George Krupp and Douglas Krupp may each be deemed to beneficially own the 63,360 shares of Common Stock held by Enterprises and the 2,696,903 shares of Common Stock held by BCLP.

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                     Page 15 of 19 Pages


          By virtue of his status as President of KGP-1, Laurence Gerber may be deemed to share voting power with respect to the 2,696,903 shares of Common Stock held by BCLP and the 63,360 shares of Common Stock held by Enterprises. Laurence Gerber disclaims beneficial ownership of the 2,696,903 shares of Common Stock held by BCLP and the 63,360 shares of Common Stock held by Enterprises, which shares are together beneficially owned by George Krupp and Douglas Krupp. All such disclaimed shares are not shown herein as beneficially owned by Laurence Gerber.

          Simultaneously with the filing hereof, a separate Schedule 13D is being filed on behalf of each of The George Krupp 1994 Family Trust ("GKFT") and The Douglas Krupp 1994 Family Trust ("DKFT"). By virtue of the terms of GKFT and DKFT, each of George Krupp and Douglas Krupp may be deemed to beneficially own the shares of Common Stock held by GKFT and DKFT, respectively, by reason of their power to substitute trust property. Each of George Krupp and Douglas Krupp disclaims beneficial ownership of the shares of Common Stock held by GKFT and DKFT, respectively. All such disclaimed shares are not shown herein as beneficially owned by George Krupp or Douglas Krupp, respectively.

          (c) Except as set forth above, no Reporting Person has effected any transaction in shares of such Common Stock during the preceding 60 days.

          (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          Except for the Reorganization Agreement and as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

          Laurence Gerber has pledged the 69,892 shares of Common Stock owned by him to KELP-1987, Limited Partnership ("KELP") to secure a promissory note. KGP-1 and KGP-2 are the general partners of KELP. A copy of the Pledge Agreement is attached hereto as Exhibit 1.

                                    SCHEDULE 13D

CUSIP NO. 411614-10 0                                      Page 16 of 19 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


The Reorganization Agreement is contained in the Registration Statement and is herein incorporated by reference.

Exhibit 1:  Pledge Agreement

Exhibit 2:  Power of Attorney

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                       Page 17 of 19 Pages



                                    SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 1996


                    THE BERKSHIRE COMPANIES, L.P.
                      By KGP-1, Inc., its general partner


                    By:/s/ Laurence Gerber
                       ------------------------------



                    KGP-1, INC.


                    By:/s/ Laurence Gerber
                       -------------------------------

                    KGP-2, Inc.


                    By:/s/ Laurence Gerber
                       --------------------------------


                                  *
                       --------------------------------
                       George Krupp


                                  *
                       --------------------------------
                       Douglas Krupp


                       /s/ Laurence Gerber
                       _____________________________
                       Laurence Gerber



                 *By:  /s/ Laurence Gerber
                       _____________________________
                       Name:
                       Attorney-in-fact




</TEXT